Exhibit A

FORM OF JOINDER TO
Verrnafund20, LLC
OPERATING AGREEMENT

THIS JOINDER to the Limited Liability Company Operating Agreement of Vernafund20, LLC a Texas limited liability company (the "Company"), dated as of _____, 2022, as amended or restated from time to time, by and among the Members of the Company (the "Agreement"), is made and entered into as of _____ by and between the Company and _____ ("Holder"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Holder has acquired ____Units from APQFUNDMGR, LLC and the Agreement and the Company requires Holder, as a holder of such Units, to become a party to the Agreement, and Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. Holder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

2. Members Schedule. For purposes of the Members Schedule, the address of the Holder is as follows:

Vernafund20, LLC
3767 Rockdale Dr., Dallas, TX 75220

3. Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Texas, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.

4. Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

5. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder to the Limited Liability Company Agreement of Vernafund20, LLC as of the date set forth in the introductory paragraph hereof.

Vernafund20, LLC
Name: APQFUNDMGR, LLC
Title: Managing Member
By: kaylee mcmahon

[HOLDER]
By:
Name:
Title:

Schedule A

Managing Member of APQFUNDMGR, LLC (as of May_____2022)

APQFUNDMGR, LLC, Managing Member

Schedule B

Vernafund20, LLC Members Schedule (as of May_____2022)

MEMBER	UNITS	CAPITAL ACCOUNT BALANCE
APQFUNDMGER	1,000	$20,000

Members' Addresses & Contact Information

1.